SECURITIES AND EXCHANGE COMMISSION

                          Washington, D. C. 20549

                           AMENDMENT NO. SIX TO
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                         LARSON-DAVIS INCORPORATED
                             (Name of Issuer)

                      Common Stock, $ .001 par value
                      (Title of Class of Securities)

                                  517310
                              (CUSIP Number)

                         CONNIE C. HOLBROOK, ESQ.
                   180 East First South, P. O. Box 45433
                        Salt Lake City, Utah 84145
                              (801) 534-5202

                                 Copy to:

                              CLYDE M. HEINER
                   President and Chief Executive Officer
                      Questar Development Corporation
                   180 East First South, P. O. Box 45433
                        Salt Lake City, Utah 84145
                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)


                               July 13, 1995
                       (Date of Event which Requires
                         Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

     Check the following box if a fee is being paid with this statement

                               SCHEDULE 13D



CUSIP No. 517310

 1
    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Questar Development Corporation

 2
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)__
                                                       (b)__
 3
    SEC USE ONLY

 4
    SOURCE OF FUNDS*

    Not Applicable

 5
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(E)                      __

 6
    CITIZENSHIP OR PLACE OF ORGANIZATION


    NUMBER OF
    SHARES
    BENEFICIALLY
    OWNED BY
    EACH
    REPORTING
    PERSON
    WITH

 7
    SOLE VOTING POWER

    462,000    See Item 5

 8
    SHARED VOTING POWER

    0

 9
    SOLE DISPOSITIVE POWER

    462,000    See Item 5

 10
    SHARED DISPOSITIVE POWER

    0

 11
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7.09%


 12
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                   __


 13
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 14
    TYPE OF REPORTING PERSON*
    CO

          This Amendment No. 6 amends and supplements the Schedule on 13D dated September 7, 1989, amended on September 12, 1989, amended on October 4, 1989, amended on October 6, 1993, amended on February 10, 1994, and amended on May 31, 1995, relating to the common stock, $.001 par value per share, of Larson-Davis Incorporated (LDI) filed by Questar Development Corporation (Questar Development).

Item 3.  Source and Amount of Funds or Other Considerations
          Since Questar Development has sold shares of stock, this item is not applicable.

Item 4.  Purpose of Transaction.
          Questar Development owns shares issued by LDI for investment purposes only and not for the purpose or effect of changing or influencing the control of LDI. Questar Development has no current plan to acquire additional shares of LDI's stock or to exercise control of LDI.

Item 5.  Interest in Securities of the Issuer.
          Questar Development has been periodically selling shares of LDI stock. As of July 19, 1995, Questar Development had sold more than 1 percent of the issuer's securities since the date of its last Amendment.
          Questar Development has sole voting power and sole dispositive power over the 462,000 shares of common stock issued by LDI.
          Questar Development intends to continue to dispose of shares of LDI's stock as market conditions are favorable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Not applicable.

Item 7.  Material to be Filed as Exhibits.
          Not applicable.

                                 SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     July 19, 1995
                               /s/Clyde M. Heiner
        Date                   Clyde M. Heiner
                               President and Chief Executive Officer
                               Questar Development Corporation